The Real Brokerage Inc. Launches New Instant Payments Service for Agents

Real to Use Predictive Analytics to Pay Agents 30-90 Days Before Closing

TORONTO AND NEW YORK -- October 28, 2021 /PRNewswire -- The Real Brokerage Inc. ("Real" or the "Company") (TSXV: REAX) (NASDAQ: REAX), an international, technology-powered real estate brokerage, today announced the launch of Instant Payments. Instant Payments is intended to change the way agents are paid in the real estate industry. With this first-of-its-kind model, agents will have the option to be paid at the time a transaction is executed, rather than at closing.

The Company will leverage proprietary artificial intelligence, data and predictive analytics to determine which agents are eligible for the program, the likelihood and timing of a transaction closing and to calculate the value of the payment. The change is designed to diminish the high degree of uncertainty agents face.

"This has never been done before in our industry because other brokerages feel there is too much risk involved," said Real's co-founder and CEO Tamir Poleg. "The idea is to leverage data to change the payment dynamics in our industry by offering our agents to be paid at the time a transaction is executed."

A recent Zillow study shows that agents and their clients, on average, spend six months preparing a home for sale, another 25 days with the house on the market and up to 45 days in the closing period. With data Real has collected, the Company can predict if a transaction signed by a specific agent will successfully reach closing and the commission can be paid sooner.

"At Real, we wanted to change the fact that agents are not paid until closing," said Poleg. "Agents work hard for months without payment. Our number one priority is our agents and we want to be there to both help and reward them for their efforts. This new program will disrupt the industry by assisting agents, new and experienced, to build and grow their business by getting paid faster."

Instant Payments will initially be offered to a select group of agents. Criteria for who will first be eligible for the Instant Payments program include the amount of revenue the agent generates and how many transactions per year they close. Once expanded, agents will be able to choose if they want to participate in the Instant Payments program.

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 37 U.S. states, the District of Columbia and Canada. Real is building the future, together with more than 3,000 agents and their clients. Real creates financial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information

For additional information, please contact:

The Real Brokerage Inc.

Caroline Glennon

caroline@thunder11.com
1+201-564-4221

Investors, for more information, please contact:

Hayden IR

James Carbonara

james@haydenir.com

646-755-7412

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to Real's Instant Payments, and the business and strategic plans of Real.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the NASDAQ has neither approved nor disapproved the contents of this press release.